                         July 15, 2011

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Accelerated Acquisitions V, Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-167939

Dear Mr. Reynolds:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4 o’clock p.m., Eastern Time on July 18, 2011 or as soon thereafter as practicable.

In connection with this request, we acknowledge the following:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3.
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ACCELERATED ACQUISITIONS V, INC.

/s/ Richard Aland
Name: Richard Aland
Title: Chief Executive Officer

cc:	Jay Williamson Jim Lopez